

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2024

Bun Kwai
Chief Executive Officer
QMMM Holdings Ltd
Unit 1301, Block C, Sea View Estate,
8 Watson Road
Tin Hau, Hong Kong

> **Re: QMMM Holdings Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed March 25, 2024**
> **File No. 333-274887**

Dear Bun Kwai:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1

Cover Page

1. We note your response to prior comment 1 and reissue in part. Please revise your disclosure, as appropriate, to reflect the amount due to ManyMany Creation by the holding company for the payment of salaries of executive officers. In this regard, we note your Compensation of Directors and Executive Officers disclosure on page 79 and your Related Party disclosure on page 84 reflect expense for executive officer salaries of $181,787, whereas your cover page disclosure and page 4 of your prospectus summary disclosure reflect an amount of $45,773. Please reconcile.

Bun Kwai
QMMM Holdings Ltd
April 10, 2024
Page 2

Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jeffrey Li, Esq.